FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Current Report for the period March, 2004

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Signatures

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date: March 19, 2003	(Registrant)

By: /s/ Cheryl S. Maher
Cheryl S. Maher Chief Financial Officer

growth in the americas

Glamis Gold Ltd.

2003 Annual Report

Corporate Profile

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost production, large reserves, and a strong, consistent growth profile. The Company's near-term strategic goal is to produce 700,000 ounces of gold annually at a total cash cost well below $150 per ounce. Glamis has increased its proven and probable gold reserves to 6.3 million ounces while executing its disciplined growth plan to reach and sustain its target rate of production.

The Company is moving rapidly to achieve its near-term production goal. This includes continued expansion of Marigold mine in Nevada, completing construction of the El Sauzal mine in Mexico and constructing the Marlin mine in Guatemala.

For more than 20 years, Glamis has successfully developed and operated gold mines in the Americas. The Company's business model emphasizes steady growth with proven methods and technologies that are highly productive and maximize long-term shareholder value, while supporting and sustaining the communities in which it operates.

Glamis remains well positioned to continue to grow and prosper. At the end of 2003, the balance sheet contained $126 million in cash and cash equivalents and working capital stood at $145 million. Glamis is debt-free and is committed to remaining totally unhedged. This provides 100-percent of gold price upside to shareholders, while protecting against downside risk with low operating costs.

Glamis' common shares trade under the symbol GLG on the New York and Toronto Stock Exchanges.

Table of Contents

Financial Highlights 1
Report to Shareholders 2
2003 Achievements 4
2004 Goals 5

Review of Operations
Mines:
San Martin 6
Marigold 8
Marigold Expansion 9
Rand 9
Development Projects:
El Sauzal 10
Marlin 11

Exploration 13
Environmental Commitment 15
Employee Health and Safety 16
Community Relations 17
Proven and Probable Reserves 18
Management Discussion and Analysis 19
Management's Responsibility 28
Auditors' Report to Shareholders 28
Consolidated Balance Sheets 29
Consolidated Statements of Operations 30
Consolidated Statements of Deficit 30
Consolidated Statements of Cash Flows 31
Notes to Consolidated Financial Statements 32
Corporate Information . . . . . inside back cover

	2003	2002	2001
Gold ounces produced	230,294	251,919	230,065
Average revenue per ounce	$368	$313	$272
Average market price per ounce	$363	$310	$271
Total cash cost per ounce	$184	$160	$172
Total production cost per ounce	$262	$236	$216

Gold production (ounces)
San Martin Mine	101,835	129,435	114,216
Marigold Mine (66.7%)	94,796	55,550	56,525
Rand Mine	33,663	66,934	59,324
Total	230,294	251,919	230,065

Total cash cost per ounce of production
San Martin Mine	$175	$106	$120
Marigold Mine	$172	$180	$179
Rand Mine	$242	$247	$265
Company average	$184	$160	$172

Total cost per ounce of production
San Martin Mine	$269	$203	$169
Marigold Mine	$243	$257	$211
Rand Mine	$298	$284	$310
Company average	$262	$236	$216

Working capital (millions)	$145.4	$169.1	$53.4

Cash provided from operations (millions)	$33.9	$33.8	$18.5

Cash provided from operations (per share)	$0.26	$0.34	$0.25

Net earnings for the period (millions)	$18.0	$13.7	$4.8

Earnings per share	$0.14	$0.14	$0.07

Average shares outstanding	128,118,980	98,823,366	73,585,155

GLAMIS SHARE PERFORMANCE VS. GOLD PRICE, HUI & XAU INDICES

Glamis Gold Ltd. Annual Report 2003

Over the past year, Glamis made considerable progress in advancing our near-term strategic goal of growth to an annual production rate of 500,000 gold ounces at a total cash cost well below $150 per ounce. We now expect to surpass this goal by more than 100,000 ounces in 2006, one year ahead of schedule. In addition, the Board of Directors has approved a new five-year plan that projects an increase to more than 700,000 ounces in the following year.

We are constructing two new low-cost mines in Mexico and Guatemala and planning for another expansion of our Marigold mine in Nevada. Furthermore, we have succeeded in expanding gold reserves through focused regional exploration programs at Marigold, El Sauzal and Marlin, where we are fortunate to have very large, prospective land packages. These efforts will provide the Company with a solid platform to maintain higher production levels, at significantly lower costs, while it finds and develops additional growth opportunities.

This solid track record has once again demonstrated Glamis’ considerable technical skills as a mine developer and operator. Combined with the excellent cash generation from our existing operations and our strong financial position, the Company has secured its position as a leading intermediate gold producer. Furthermore, our unhedged status allows Glamis to take full advantage of the higher gold prices that the market has seen of late.

In 2003, North American stock markets again recognized the Company’s continued excellent performance as it once again outperformed both the spot gold price and the gold stock indices. Glamis’ share price increased by 51 percent on the New York Stock Exchange in 2003 and has advanced more than 1000 percent over the past three years.

Glamis Gold Ltd. Annual Report 2003

Expanding Operations

One of the major highlights of 2003 was the successful phase one expansion at our 66.7-percent-owned Marigold mine near Winnemucca, Nevada. Marigold poured its one-millionth ounce of gold near the end of 2002 and achieved a new production record in 2003. Glamis’ two-thirds share of gold production increased to 94,800 ounces at a total cash cost of $172 per ounce. As a result of the expansion, Glamis anticipates an increase to more than 110,000 ounces of gold in 2004 at a total cash cost of less than $170 per ounce.

Since Glamis acquired its two-thirds interest in Marigold in 1999, it has implemented a number of productivity improvements that have substantially increased annual production and its financial contribution to the Company. Marigold will continue to play a key role in Glamis’ future as we are already laying the groundwork for phase two, which expands gold production to over 240,000 ounces of gold per year.

In its third full year of production, gold production at our 100-percent owned San Martin mine in Honduras declined by approximately 20 percent after two record years that exceeded all expectations. The decline was mainly due to leach pad solution issues that were resolved in the fourth quarter of 2003. Barring additional discoveries, annual gold production has peaked at San Martin and total cash costs will rise over time as we begin mining lower grade ore from the Palo Alto pit. However, capital spending at San Martin is planned to be minimal over its projected six-year mine life and the mine will continue to be an excellent cash flow generator during that period. We are now reinvesting these dividends in our future growth.

During 2003, Glamis made rapid progress in the construction of the El Sauzal gold project in Mexico. Following the approval to proceed by the Board of Directors in November 2002, the Company secured all necessary permits and commenced construction of an access road, power line, camp facilities and mine site. All are proceeding on target and on budget. We expect El Sauzal to begin gold production the fourth quarter of 2004, well ahead of the original schedule. Annual gold production is expected to average 190,000 ounces at an estimated total cash cost of $110 per ounce over a 10-year mine life. Proven and probable reserves at El Sauzal are approximately 2 million ounces of gold at an average grade of 3.4 grams of gold per tonne. The timely and successful development of the El Sauzal project is a top priority for Glamis and a key step in achieving the Company’s overall production goals. Furthermore, recent work indicates the potential for additional discoveries around El Sauzal and in the surrounding land package is much greater than we first thought.

The 100-percent owned Marlin project in Guatemala has also advanced in dramatic fashion. From the time we received Board of Directors approval, the key permits have been secured and full-scale engineering work commenced in the first quarter of 2004. We expect Marlin to become the Company’s largest and most profitable operation when it enters full production in the first quarter of 2006 as a combination open pit and underground mine. Projected average annual production is 217,000 ounces of gold and 3.3 million ounces of silver over a 10-year mine life. Total cash costs are expected to be less than $100 per ounce of gold net of silver byproduct credits.

We believe that there is ample opportunity to substantially extend the life of Marlin project and increase the gold and silver production rates with more exploration. Glamis has a 100-percent interest in a large land position surrounding the Main zone that is of special significance. Our geological staff have already identified three very promising showings as well as a number of other potential targets in the immediate area. This leads us to believe that Marlin could develop into a major new gold-producing district controlled by Glamis. The Company is a strong believer in the favorable geology and business opportunities in Guatemala.

Glamis Gold Ltd. Annual Report 2003

Expanded Exploration

Glamis’ future growth strategy emphasizes exploration more strongly than ever. Over the past three years, carefully planned, disciplined exploration programs on and around our existing mines and projects have led to numerous discoveries that have enabled the Company to steadily add to reserves and resources. At the Marlin project alone, ongoing exploration has added more than 2 million ounces of proven and probable gold reserves. The success of these efforts has led Glamis to significantly expand exploration spending to $9.5 million in 2004. The bulk of this amount will be spent in Guatemala, Nevada and Mexico.

Strengthening Shareholder Value

Glamis will continue to pursue every means at its disposal to enhance shareholder value as we have done so successfully over the past several years. Glamis’ strategy of acquiring properties at the bottom of the gold-price cycle has paid off dramatically, as the exploration and feasibility stages on these properties have led to a growth profile second to none in our industry. We have developed the reserves and mine plans to ensure robust earnings and cash flows from our new mines. Furthermore, the success of our recent exploration programs give us confidence that this growth trend will continue.

Equally important to our success is the Company’s financial strength. At year-end, Glamis held cash

Glamis Gold Ltd. Annual Report 2003

and cash equivalents amounting to $126 million and working capital of $145 million. With no debt and a very simple capital structure, this strong financial position, when combined with cash flows from operations, will fund construction of new mines in Mexico and Guatemala.

Glamis is projecting capital expenditures of $225 million over the next two years, with $150 million to be spent in 2004 and $75 million in 2005. These expenditures will bring El Sauzal to commercial production, provide for construction of the Marlin project and continuation of the Marigold expansion process.

We are fully on track to achieve our 2007 goal of producing 700,000 ounces of gold annually at a total cash cost well below $150. In doing so, the Glamis team is extremely well positioned to continue delivering its superior shareholder value.

On behalf of management and the Board of Directors, we are grateful to all of the employees of Glamis Gold Ltd. who have worked long hours throughout the year and again demonstrated their considerable talents to make our Company a success. The coming months will be truly exciting for our shareholders.

Kevin McArthur
President and CEO

Glamis Gold Ltd. Annual Report 2003

San Martin Mine
Honduras / Open Pit / Workforce: 277

The San Martin mine in Honduras has been the Company’s largest and most profitable gold operation since it first reached commercial production in early January 2001. The mine is located 90 kilometers by road north of Tegucigalpa, the capital city of Honduras. The nearest community, about five kilometers from the mine, is the town of San Ignacio, which supplies most of the mine’s labor force.

San Martin is a conventional open pit heap leach operation originally designed to produce approximately 80,000 ounces of gold per year.

The deposit consists of two separate mineralized zones, Rosa and Palo Alto. Based on subsequent optimization studies, the Company reached a decision to increase production by as much as 50 percent during the first few years of operation. This served to substantially improve the economic return of the project with only a modest increase in capital spending.

Gold production peaked in 2002 when the company produced a record 129,435 ounces at a total cash cost of $106 per ounce. In 2003, gold production was 101,835 ounces at a total cash cost of $175 per ounce. Production during the year was below expectations as the mine experienced delays in gold recoveries due to leach pad solution issues that persisted into the third quarter of the year. These issues were successfully resolved in the final quarter of 2003.

During the latter half of the year, mining shifted from the Rosa pit to the Palo Alto pit where ore grades and recoveries are projected to be somewhat lower.

Gold production at San Martin is forecast to exceed 100,000 ounces again in 2004 but is expected to decline gradually, first to 90,000 ounces then to 80,000 ounces annually over the remainder of the six-year mine life with a corresponding increase in total cash costs. However, major capital spending is

Glamis Gold Ltd. Annual Report 2003

Strong free cash flows from San Martin are being
re-invested into the Company’s growth programs

over at San Martin, and strong free cash flows are being re-invested into the Company’s growth programs.

Glamis is continuing its exploration program around the mine site and has filed for permits to commence drilling at the nearby Minitas property. The Company will also continue drilling mineralized structures encountered last year below the Palo Alto pit.

The San Martin mine was the Company’s first commercial venture outside of the United States and has been a major step forward for Glamis. The high productivity and low-cost mining methods developed at the Picacho and Rand mines were applied with equal success in the operation of San Martin. In Honduras, Glamis also developed its successful formula to seek local involvement in all phases of the project. This knowledge has served the Company well in the development of subsequent projects in Latin America.

Glamis Gold Ltd. Annual Report 2003

Marigold Mine
Nevada / Open Pit / Workforce: 140

The Marigold mine is situated in the northwest-trending Battle Mountain trend, one of the most prolific mining districts in Nevada. The mine is located approximately 40 miles southeast of Winnemucca near the community of Valmy.

Marigold is a conventional, run-of-mine heap leach operation that achieved the distinction of pouring its one-millionth ounce of gold near the end of 2002. Glamis acquired its 66.7-percent operating interest in 1999, and since that time, has capitalized on the considerable talents of its Marigold employees to substantially enhance the economic returns from the property. This was accomplished mainly by transforming it from a relatively small milling operation into a very large, highly productive heap leach mine. The complete re-engineering of Marigold led to a reduction in unit costs, which in turn allowed Glamis to significantly lower the cut-off grade. Subsequent exploration efforts have yielded almost a four-fold increase in gold reserves.

In 2003, Glamis’ two-thirds share of gold production from the Marigold mine increased to a record 94,800 ounces compared to 55,550 ounces in 2002. Mainly as a function of the increased productivity, total cash costs decreased to $172 per ounce compared to $180 per ounce in the prior year. As a result of expanded capacity and significant operating improvements, Glamis expects Marigold production to rise to approximately 170,000 ounces of gold in 2004, on a 100-percent basis.

During the past year, Glamis successfully implemented the phase one expansion. Also in 2003, Glamis discovered Terry Zone North (TZN) on the prospective Section 7 area of the Marigold property and additional mineralization around current and former open pits. The Marigold partnership immediately authorized an additional one million dollar drill program for in-fill drilling and to extend these deposits. As a direct result of these discoveries, Glamis has embarked upon a further expansion of Marigold.

Glamis Gold Ltd. Annual Report 2003

Glamis has embarked upon a further expansion of Marigold that will raise gold production on a 100 percent basis to more than 240,000 ounces per year

With the success of the on-going Marigold exploration program, proven and probable reserves gold reserves, on a 100 percent basis, increased to more than 2.2 million ounces of gold at year-end. This does not include any contribution from the TZN zone, which remains a resource, pending further in-fill drilling. In total, the Marigold property encompasses approximately 29 square miles and Glamis believes that there are excellent opportunities for additional discoveries and further reserves growth.

Marigold Expansion

Discoveries made during 2003, including the TZN zone, led Glamis to initiate phase two as recommended by a positive scoping study completed in early 2004. Also at this time, the Company received the Record of Decision from the Bureau of Land Management formally approving mining in the Millennium area of Marigold.

Construction activities to facilitate the new mine plan commenced in February 2004. To support the accelerated mining rate, Glamis has placed orders for a fleet of 320-ton trucks and other associated mining equipment for delivery in mid-year. In addition, the Company has stepped up its Marigold exploration program to extend and provide in-fill data on the TZN zone and other targets while converting mineral resources to proven and probable reserves.

Once phase two is fully implemented, annual gold production at Marigold, on a 100 percent basis, is expected to exceed 240,000 ounces annually.

Rand Mine
California / Reclamation / Workforce 15

The Rand mine is located in the historic Randsburg mining district of California, approximately 100 miles northeast of Los Angeles and 30 miles southwest of the town of Ridgecrest. The mine commenced operating in 1987 and has produced approximately one million ounces of gold to date. Active mining was completed in January 2003, however leaching operations will continue throughout 2004 concurrent with the final reclamation and rinsing of the Rand heap. Rand mine is a reclamation showplace. Four of the five processing facilities have now been closed in accordance with rigorous state and federal standards. Revegetation of the heaps is underway. In addition, the re-sloping of rock stockpiles has been completed, providing “sculpted” landforms for improved water run-off control and enhanced vegetation habitat.

Glamis Gold Ltd. Annual Report 2003

El Sauzal Project ~ Chihuahua State / Mexico / Open Pit
Reserves: 2.0 million ounces of gold

Glamis’ 100-percent-owned El Sauzal gold property is located 250 kilometers southwest of Chihuahua City and approximately 65 kilometers northeast of the city of Choix, the nearest major population center. Despite the property’s remote location, Glamis has made excellent progress to date. The project is now ahead of the original schedule and is slated for start-up in the fourth quarter of 2004.

El Sauzal has been designed as an open pit conventional oxide-milling project. Mill capacity was optimized at 5,500 tonnes per day and annual production is projected to average 190,000 ounces of gold at an estimated total cash cost of $110 per ounce over a 10-year mine life. The Company anticipates mill start-up in the fourth quarter of 2004 and expects to recover approximately 35,000 ounces of gold by year-end. The project internal rate of return, based on a $300 per ounce gold price, exceeds 25 percent.

The timely and successful development of the El Sauzal project is a top priority for Glamis and a key step in achieving the Company’s production goal of 700,000 gold ounces per year at a total cash cost of well below $150 per ounce. All permits have been received, the access road from Choix to the property is complete and construction of the mine site itself is well underway. Site preparations have been completed and structural work for the mill and other processing facilities is in progress.

To date, a proven and probable gold reserve of two million ounces has been defined at the El Sauzal property. Initially, it was thought that opportunities to substantially increase this amount were somewhat limited. However, recent work indicates potential to extend mineralization

Glamis Gold Ltd. Annual Report 2003

Our strong financial position will allow us to grow production and complete construction of new mines in Mexico and Guatemala.

in the West Lip, East and East Dike areas. In addition, two other mineralized centers have been identified within one and one-half kilometers of the mine site. Glamis controls a total of seven exploration concessions comprising 10,250 hectares that surround the El Sauzal deposit, where the Company’s regional exploration program has identified a number of targets that will be examined in 2004.

Marlin Project ~ Guatemala / Open pit / Underground
Reserves: 2.2 million ounces of gold; 34 million ounces of silver

The Marlin Project is located in the western highlands of Guatemala, 48 kilometers southwest of the city of Huehuetenango, which in turn, is approximately 300 kilometers by road north-west of the capital, Guatemala City. The project lies within a highly prospective land package of approximately 100,000 hectares in Western Guatemala.

The Glamis Board of Directors approved the updated Marlin feasibility study in November 2003. This study incorporated ongoing exploration results that increased proven and probable reserves by 40 percent to 2.2 million ounces of gold and 34 million ounces of silver. By year-end, the Guatemalan government granted key environmental permits and the exploitation license, which allowed development and mining to proceed. Construction commenced in the first quarter of 2004.

The Marlin project will be developed as a combination open pit and underground mine. Annual production is expected to average 217,000 ounces of gold and 3.3 million ounces of silver over a 10-year mine life. Total cash costs are estimated to be $93 per ounce, net of silver by-product credits. Milling capacity will be 4,000 tonnes per day with three quarters of the mill feed coming from the open pit and the remainder from higher-grade underground ore. Metallurgical test work has indicated excellent recovery

Glamis Gold Ltd. Annual Report 2003

Once Marlin achieves commercial production, it is expected
to become the Company’s largest and most profitable gold asset rates of greater than 90 percent for gold and 80 percent for silver.

The capital cost for Marlin is estimated at $120.3 million, including a contingency of $11 million. The feasibility study assumes the purchase of new equipment. However, the Company has opted for existing processing components that reduce capital requirements and may possibly lead to an earlier start-up date. At present, commercial production is slated for the first quarter of 2006. Once Marlin achieves commercial production, it is expected to become the Company’s largest and most profitable gold asset.

During the construction phase, Glamis will continue its drill program at the Main zone, which remains open along strike to the west and at depth. The Company also plans to drill test the La Hamaca, Coral and Vero zones in 2004, three of the most promising mineral occurrences outside of the Main zone discovered to date. In addition, Glamis plans to carry out regional exploration programs on its Western Guatemala land package to identify other prime targets.

The Company is hopeful of further discoveries at Marlin and its goal is to develop its extensive land holdings into a major new gold producing district.

Marlin Project - Open Pit and Underground Mine

Glamis Gold Ltd. Annual Report 2003

Throughout its corporate history, Glamis has grown by value-added acquisitions and subsequent exploration and development. These acquisitions have been made at or near the bottom of the gold price cycle and have greatly enhanced shareholder value. Consequently, the Company has tended to focus on exploration programs largely confined to areas around existing mines and development projects.

Glamis is in the fortunate position of controlling very large land positions around its most important gold assets and has now implemented regional programs in addition to local mine and project site exploration. To this end, Glamis has dramatically increased exploration spending to $9.5 million in 2004. More than 60 percent of the total is earmarked for Guatemala, 20 percent for Nevada, and the balance between Mexico and Honduras.

The 2004 Guatemala program will be directed principally toward drill testing the area between the proposed Main zone and Los Cochis open pits, the La Hamaca and Coral zones to the north of the Main zone, and the Vero zone to the south. Regional work is also planned to identify and drill at least two additional targets in the 100,000-hectare land package surrounding the initial Marlin discovery.

During 2003, the Company accelerated its highly productive Marigold exploration program which significantly extended mineralization around current and former pit areas. The program also led to the discovery of the TZN zone in the prospective Section 7 area of the property to the north of current mining operations. As a result of the continued exploration success, the Company completed a scoping study

Glamis Gold Ltd. Annual Report 2003

Glamis controls very large land positions
around its most important gold assets

supporting a significant increase in the mining rate and annual gold production. Glamis believes that there are excellent opportunities for further discoveries of oxide mineralization at depth and through the extension of existing deposits. Up to six drill rigs will be active on the property throughout the year.

At El Sauzal in Mexico, further exploration has provided solid indications that there is greater reserve growth potential than originally thought. The West Lip East and East Dike targets in particular will receive more attention, as will two mineralized areas within one and one-half kilometers of the main deposit. In addition, a cursory regional study has identified major silicified zones where the geology closely resembles that of the main deposit.

The current emphasis is to complete mine construction, however, geologic mapping and sampling efforts will continue in preparation for drilling later in the year.

Most of the past exploration in Honduras has been confined to the San Martin mine site in areas between and adjacent to the Rosa and Palo Alto pits. This will continue throughout 2004 and the Company also plans to follow up on some high-grade intersections previously encountered below the Palo Alto pit. Additionally, Glamis plans to drill the nearby Minitas prospect as soon as permits are received and to conduct work on two other promising concessions in Honduras during 2004.

El Sauzal - Exploration Targets

Glamis Gold Ltd. Annual Report 2003

Glamis is recognized for its total commitment to environmental excellence. From the earliest stages, whether it be exploration or active mining, all of the Company’s activities are designed and carried out to minimize environmental risk and impact on the local surroundings. This involves careful planning to incorporate concurrent and final reclamation into all of its mine plans and the design of new projects.

Glamis developed much of its environmental expertise in the reclamation of its California and Nevada mines, for which the Company designed and implemented innovative procedures in a variety of settings. Glamis has since refined and developed a very successful formula that is both simple and effective and applies it equally to all operations, domestic and offshore. The formula includes:

Comprehensive concurrent and final reclamation to re-contour waste rock stockpiles, leach pads, and process sites to blend in with the natural landscape.

Replacement of topsoil to disturbed areas followed by extensive seeding programs to re-establish all species of native flora.

Application of the latest technological advances wherever feasible.

Conducting stringent environmental audits at all of its operations to ensure that they comply with rigorous North American standards.

During the past year, Glamis made considerable progress in reclamation of its Daisy and Dee mines in Nevada. Daisy is expected to achieve complete site closure in 2004 and Dee in 2005. At the Rand mine in California, final reclamation efforts have been completed in all areas except the Rand heap from which gold is still being recovered. Final closure of the site is anticipated in late 2005. Turning to active operations, Glamis has concurrently reclaimed the upper portions of the Rosa pit at its San Martin mine in Honduras along with the re-contouring and capping of the former tailings facility at the Company’s Marigold mine in Nevada.

Glamis Gold Ltd. Annual Report 2003

Glamis is dedicated to the economic production of gold in the safest and most environmentally sound manner possible for the benefit of our employees, local communities and our shareholders. As we strive for the maximum in productivity and low unit costs at all operations, it is the Company’s firm belief that productivity and health and safety go hand in hand.

The Company continues to pursue its ultimate objective of not just minimizing accidents in the work-place, but eliminating them altogether. In order to achieve this, Glamis has developed comprehensive training and safety programs at all of its operations that adhere closely to the following guidelines:

Compliance with all safety rules and regulations is mandatory.

All employees are trained on a continuing basis to work as safely and responsibly as possible and incentives are provided to do so.

Employees are directly involved in developing safe working practices and seeing that the highest standards possible are maintained.

Health and safety concerns are incorporated into all business decisions.

Stringent but achievable health and safety targets continue to be set.

Safe working practices are a condition of employment.

No accident is acceptable.

Glamis asks a great deal of its employees, who have consistently contributed to the Company’s success. Glamis, in turn, is committed to providing a healthy and safe environment for all of its employees.

Glamis Gold Ltd. Annual Report 2003

Glamis endeavors to work closely with all levels of government to ensure total compliance with all rules, regulations, and standards. Glamis focuses on supporting local communities and their needs and strives to keep local residents informed of all major developments and the Company’s future plans.

At the San Martin mine in Honduras, the Company formally incorporated these guidelines into the mine development plan. This included a proactive program to keep federal authorities and local communities totally informed at all stages of the project. As part of the program, Glamis also made every effort to involve the local community in the decision-making process during and after construction. The Company also committed itself to aiding local schools and constructing medical and dental facilities in the local community. In addition, Glamis formed a foundation to fund schools and other community projects.

This same level of commitment to social and community sustainability is being applied to the design and operation of the El Sauzal project in Mexico and the Marlin project in Guatemala.

Glamis Gold Ltd. Annual Report 2003

Through focused exploration programs, Glamis continues to grow its proven and probable reserves. The Company’s large resource base and significant land positions around its operations and development projects provide a ready source for continued growth in reserves. Proven and probable reserves increased by 27 percent to 6.28 million ounces of gold in 2003.

		Gold Grade	Gold	Silver Grade	Silver
As of December 31, 2003[1]	Tons	(oz/ton)	Ounces	(oz/ton)	Ounces
San Martin	30,564,800	0.021	654,500
Marigold[2]	62,210,200	0.024	1,474,300
El Sauzal	20,185,600	0.098	1,986,900	0.11	2,248,500
Marlin	15,590,300	0.139	2,164,900	2.15	33,570,900

Total	128,550,900	0.049	6,280,600		35,819,400

Notes

1.	“Proven and probable reserves” have been calculated as of December 31, 2003 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000. Employees of Glamis Gold Ltd., under the supervision of James S. Voorhees, Vice President, Operations and Chief Operating Officer, have prepared these calculations. An independent audit of these reserves has been completed. Calculations were based on an assumed long-term gold price of $325 per ounce and a silver price of $5.00 per ounce and incorporate current or expected operating costs at each mine.

2.	These amounts represent Glamis Gold’s two-thirds interest in Marigold.

Growth in Proven and Probable Gold Reserves

Glamis Gold Ltd. Annual Report 2003

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

This management’s discussion and analysis of the financial results of the Company’s operations for the years 2001 through 2003 should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto (the “financial statements”) which form a part of this report. This financial information, which is expressed in United States dollars unless otherwise stated, was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 15 of the financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles.

The following discussion contains statements that are not historical facts, and by their nature are considered “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See also “Forward Looking Statements” at the end of this discussion.

OVERVIEW

2003 was a year of challenge and achievement for the Company. Construction on the El Sauzal Project in Mexico began in earnest as the last major federal authorization required for construction and exploitation was acquired in the second quarter. At the Marlin Project in Guatemala, the year included completion of a positive feasibility study followed by Board of Directors’ approval for construction, and then in December, receipt of the exploitation permit. The Company produced 230,294 ounces of gold and sold 228,219 ounces. The Marigold Mine increased production to over 142,000 ounces of gold (94,796 for the Company’s account). The San Martin Mine production declined to 101,835 ounces of gold as leach pad chemistry problems encountered in the first quarter took the better part of the year to correct. The Rand Mine successfully entered reclamation mode while still producing 33,663 ounces of gold. The Company’s unhedged production allowed it to take advantage of realized gold prices that averaged 17.6% higher in 2003 than in 2002.

Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus additional payments of $5.0 million based on the mine being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003, and received $6.0 million on February 12, 2004. The $2.5 million due on commencement of commercial production, the $2.5 million due twelve months thereafter, and the royalty are considered contingent and have not been recorded in the financial statements.

RESULTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2003, 2002, 2001

SUMMARY

The Company continued its profitable performance in 2003 with net earnings of $18.0 million, or $0.14 per share. For 2002, the Company had net earnings of $13.7 million, or $0.14 per share, and in 2001, the Company had net earnings of $4.8 million, or $0.07 per share.

All of the Company’s mining operations were profitable in 2003 and generated earnings from operations of $22.6 million, compared to $19.6 million in 2002 and $12.2 million in 2001. The 17.6% increase in the realized price of gold was the primary reason for the increase over 2002.

The Company continues to generate positive cash flows from operations. Cash flows from operations (before changes in non-cash working capital and reclamation expenditures) were $33.9 million for 2003 compared to $33.8 million for 2002 and $18.5 million in 2001. The Company’s working capital was $145.4 million at December 31, 2003, including cash and equivalents of $126.1 million. This compares to working capital of $169.1 million at December 31, 2002, including cash and equivalents of $160.0 million, and working capital of $53.4 million and cash of $45.9 million at December 31, 2001. In 2003, the Company spent $77.8 million in capital expenditures for mineral property, plant and equipment. Exploration expense was $5.6 million. All expenditures were from cash on hand and internally-generated funds. Capital expenditures and exploration expense for 2004 are budgeted at $147.1 million.

Glamis Gold Ltd. Annual Report 2003

SUPPLEMENTAL QUARTERLY DATA

The Company’s quarterly information for the last eight quarters is shown below:

(amounts in	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q
million of US$)	2002	2002	2002	2002	2003	2003	2003	2003
Average realized price of gold	$292	$313	$318	$326	$348	$353	$371	$402
Revenues (1)	$18.3	$20.3	$19.8	$22.4	$20.8	$21.7	$19.0	$22.5
Net Income (2)	$3.2	$3.4	$2.4	$4.7	$1.9	$3.9	$3.5	$8.7

(1)	Net sales and total revenues are the same.

(2)	Income from continuing operations and net income are the same.

Refer to the discussions in this document as well as the quarterly Management’s Discussion and Analyses for additional information.

The fourth quarter of 2003 was positively impacted by continued increases in the price of gold. In addition, the Company recognized a gain on the sale of the Company’s interest in the Cerro San Pedro project ($1.5 million), and recognized a recovery of $3.0 million related to future income tax.

Gold Production and costs per ounce

The Company produced 230,294 ounces of gold during 2003, as compared to 251,919 ounces of gold during 2002, and 230,065 ounces of gold in 2001. Production in all three years was from the San Martin, Marigold and Rand Mines. The Company expects to produce approximately 265,000 ounces of gold in 2004 from four mines: San Martin, Marigold, Rand, and El Sauzal, which is scheduled to start operations during the fourth quarter.

	2003			2002			2001
		Cash	Total		Cash	Total		Cash	Total
	Gold	cost per	cost per	Gold	cost per	cost per	Gold	cost per	cost per
Mine	ounces	ounce	ounce	ounces	ounce	ounce	ounces	ounce	ounce
San Martin	101,835	$175	$269	129,435	$106	$203	114,216	$120	$169
Marigold*	94,796	172	243	55,550	180	257	56,525	179	211
Rand	33,663	242	298	66,934	247	284	59,324	265	310

Total/average cost	230,294	$184	$262	251,919	$160	$236	230,065	$172	$216

*	This represents the Company’s 66.67% share of Marigold.

Following is a discussion of the Company’s operations during 2003:

San Martin Mine, Honduras

The major challenge during 2003 at the San Martin Mine was dealing with the production shortfalls resulting from leach pad chemistry problems encountered early in the year. The imbalance in the pH of the heap was exacerbated by continuing drought conditions in Honduras that persisted until late in the year. Mining moved into the Palo Alto pit in the third quarter and will be the focus of mining for the balance of the mine life. Capital expenditures were related to leach pad construction and development in the Palo Alto pit. San Martin is budgeted to produce approximately 102,000 ounces of gold in 2004. Proven and probable reserves stood at 654,500 ounces of gold at the end of 2003.

Marigold Mine, Nevada (66.7% Glamis-owned)

The Company is the operator at the Marigold Mine, a partnership operation with Barrick Gold Corporation. Marigold had a year of record production, adding 94,796 ounces of gold to the Company’s account. Marigold continues to add to reserves with year-end 2003 reserves of 1.47 million ounces of gold compared to 1.36 million ounces at the end of 2002. The purchase, in mid-2004, of four 320-ton trucks will accelerate development and lead to production of approximately 110,000 ounces of gold for the Company’s account in 2004, and an expected 140,000 ounces of gold in 2005. In early February 2004, Marigold received a positive Record of Decision (“ROD”) on its Supplemental Environmental Impact Statement from the Bureau of Land Management (“BLM”). This will allow full development of the Millennium expansion project. Construction activities in the southern portion of the property are expected to begin immediately.

Glamis Gold Ltd. Annual Report 2003

Rand Mine, California

The Rand Mine entered its first full year of reclamation. Substantial progress was made on site closure and reclamation. Excess equipment and spare parts inventory was sold or transferred to the development projects. Rand continues to process gold from the leach pad, producing 33,663 ounces at a total cash cost per ounce of $242 during 2003, and is budgeted to produce approximately 15,000 ounces of gold during 2004. Cyanide is still being added to the Rand heap, but rinsing should begin later this year. Reclamation is expected to be completed in 2005.

PROJECTS

El Sauzal Project, Chihuahua, Mexico

The Company acquired the El Sauzal Project through the acquisition of Francisco Gold Corp. (“Francisco”) in July 2002. A feasibility study on the project was completed prior to closing of the Francisco acquisition and based on that study, and subsequent work performed by the Company, a $101 million capital project was approved by the Board of Directors in late 2002. During 2003, all major permits were received and construction progressed in several areas. The access road running from Choix, in Sinaloa state, to the project is expected to be completed late in the first quarter of 2004. Substantial work has been completed on the camp site, mill site, shop and warehouse sites and haul roads. Purchasing and expediting of major plant and equipment is well underway. The project budget is on track, with $70.0 million in expenditures budgeted for 2004. Construction is expected to continue through most of 2004, with a planned fourth quarter start-up and estimated production of 35,000 ounces of gold for the year.

Marlin Project, Guatemala

The Marlin Project was also acquired as part of the Francisco acquisition. At the end of 2002, the project had been expanded from a mineral resource of 1.4 million gold-equivalent ounces to over 4 million gold-equivalent ounces. Additional drilling in 2003 established a reserve of 2.2 million gold ounces along with 33.6 million ounces of silver. Late in the first quarter of 2003 a positive feasibility study was completed and presented to the Board of Directors at the first quarter meeting. The Board approved development of the project and in November 2003, formal approval of the construction budget was given. In late 2003, the Marlin Project obtained its environmental license and exploitation permit. Project expenditures of approximately $120 million are planned over the next two years, with an anticipated startup early in 2006.

Cerro San Pedro Project, San Luis Potosi, Mexico

As noted in the overview, on February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica for proceeds of up to $13.0 million plus additional payments of $5.0 million based on the mine being put into commercial production and a net smelter return royalty of up to 2%, depending on the price of gold.

Cerro Blanco Project, Guatemala

In 2003, structural analysis on the deposit was completed, revealing the potential to increase resources by drilling additional targets on the property. An exploration program for 2004 has been developed, with drilling to commence in the first quarter of 2004.

Imperial Project, California

In 2002, the Company recommenced the permitting process for the Imperial Project. Concurrently, the BLM completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The notice alleges that the Company’s property rights in the Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.

RECLAMATION ACTIVITIES

The Company’s reclamation and closure activities were centered on final closure and reclamation at the Dee and Daisy Mines and beginning the reclamation of the Rand Mine. The Company spent $3.3 million on reclamation activities in 2003, primarily at the Rand and Dee Mine sites. The reclamation on tailings facility #2 at Dee was completed in 2003, and reclamation on tailings facility #1 is awaiting final solution evaporation and grading in 2004. The Company spent $2.5 million during 2002 and $2.6 million

Glamis Gold Ltd. Annual Report 2003

during 2001 on reclamation. The Company plans to spend approximately $1.3 million in 2004 on site closure and reclamation, primarily at the Rand Mine, with final expenditures at Dee.

REVENUES

Revenues from production increased to $84.0 million for the year ended December 31, 2003 from $80.8 million for the year ended December 31, 2002 and $64.3 million for the year ended December 31, 2001. The increase in revenues is the result of a significantly stronger realized gold price offset by a reduction of 11.5% in the number of ounces sold. The Company sold 228,219 ounces of gold during 2003 compared to 257,759 ounces sold in 2002, and 235,397 ounces sold in 2001. The Company realized an average of $368 per ounce of gold sold in 2003 compared to $313 per ounce of gold sold in 2002, and $272 per ounce of gold sold in 2001.

COST OF PRODUCTION

The Company’s total cash cost of production includes mining, processing, direct mine overhead costs and royalties, but excludes selling, general and administrative costs at the corporate level, depreciation and depletion costs and site closure and reclamation accruals. Total production costs include depreciation and depletion and site closure and reclamation accruals. There is a difference between cost of sales and cost of production relating to the difference in the cost of the additional ounces sold out of inventory during the year. In the Company’s case however, there is no significant difference in the total cash cost per ounce of production and total cash cost per ounce sold. The number of gold ounces produced in 2003 was 230,294 compared to the number of ounces of gold actually sold of 228,219.

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

The Company’s cost of sales for the year ended December 31, 2003 was $41.6 million compared to the $41.1 million in the year ended December 31, 2002 and $40.5 million for the year ended December 31, 2001. Although there was a decrease of 29,540 ounces of gold sold in 2003, cost of sales increased as a result of increased total cash costs of production per ounce. Total cash cost per ounce of gold increased to an average of $184 per ounce from $160 per ounce in 2002 and $172 per ounce in 2001. The increased cost of production at San Martin was the most significant factor in the increase of cash cost per ounce.

In 2003, the total cost of production per ounce rose to $262 from $236 per ounce in 2002. The average total cost of production per ounce of gold was $216 per ounce in 2001. Depreciation and depletion charges totaled $17.0 million during 2003 compared to $17.9 million during 2002 and $12.7 million during 2001. Changes in the depreciation and depletion expense are attributable to changes in the reserve base as well as production levels, as many charges are made on a “unit-of-production” basis. The decline in overall depreciation and depletion charges in 2003 is due to reduced production and sales.

OTHER INCOME AND EXPENSES

The Company expended $9.3 million on exploration during 2003 of which $5.6 million was expensed and $3.7 million capitalized to the related mineral property. The most significant expenses were at the Marlin Project, where $3.0 million was spent on pre-feasibility exploration and development, the Marigold Mine, which accounted for $1.4 million, and the Cerro Blanco Project where $0.6 million was expended. $2.6 million was capitalized at Marlin and $1.1 million at Marigold for reserve additions and in-fill drilling. During 2002, $3.2 million was spent on exploration in addition to $2.9 million expended on the Marlin Project that was accounted for as part of the Francisco acquisition. Exploration expense was $1.7 million during 2001.

General and administrative expenses increased to $5.9 million in 2003 from $4.6 million in 2002 and $4.4 million in 2001. In 2003, the Company incurred increased expenses related to support for the new development projects, uncompleted financing costs and business development.

The Company had no write-downs or recoveries associated with properties during 2003 or 2002, and in 2001 recognized a recovery of $1.3 million relating to over-accruals of reclamation and site closure liabilities on properties acquired in the 1999 Rayrock Resources Inc. acquisition.

Interest and other income recognized by the Company increased to $4.4 million during 2003 compared to $2.3 million in 2002 and $1.1 million in 2001. Significant items in 2003 included the gain recognized on the sale of the Company’s investment in the Cerro San Pedro Project ($1.5

Glamis Gold Ltd. Annual Report 2003

million) and interest received on a tax refund relating to previous years ($1.0 million). Interest income from the Company’s investments increased to $1.8 million as invested cash balances averaged over $125 million during 2003. Foreign exchange losses were $0.4 million and other miscellaneous income from sales of assets totaled $0.5 million. In 2002, interest income was $0.9 million, foreign exchange gains were $0.8 million and other income was $0.6 million. The 2001 amount includes interest and miscellaneous other income of $1.5 million, gains on disposals of assets of $0.5 million, and a foreign exchange loss of $0.1 million which was offset by a payment of $0.8 million on share appreciation rights made to a former Rayrock Resources Inc. officer.

For 2002 and 2003, the future income tax expense was due primarily to tax-effecting the earnings from the San Martin mine, resulting in future income tax expense of $1.8 million in 2003 and $0.8 million in 2002. In 2003, the valuation allowance related to U.S. tax losses was reduced, resulting in a recovery of $3.0 million

LIQUIDITY AND CAPITAL RESOURCES

Working Capital and Cash Flow

The Company’s working capital position remained strong at $145.4 million at December 31, 2003, as the Company’s mining operations produced $40.5 million in cash flows. The significant improvement to $169.1 million at December 31, 2002 from $53.4 million at December 31, 2001 was due primarily to the common share offering in November 2002, which netted the Company $110.6 million in cash, and the balance from cash flows from the operating units net of capital expenditures.

Cash flow from operations (before changes in non-cash working capital and reclamation expenditures) was $33.9 million in 2003 compared to $33.8 million in 2002 and $18.5 million in 2001. The 2003 amount reflects increases in revenues due to the higher gold price offset by reduced production and sales and increased costs per ounce. The 2002 cash flows reflect higher gold prices, increased production and improved cash costs per ounce compared to 2001. Net cash provided by operating activities, which includes the non-cash working capital changes and cash expenditures on the reclamation properties, declined to $27.0 million in 2003 as accounts receivable increased reflecting large value-added tax receivables related to the construction at the El Sauzal Project. The net cash flow from operating activities was $28.3 million in 2002 and $11.8 million in 2001.

Long-term liabilities were $88.2 million at December 31, 2003. The long-term portion of the reserve for site reclamation and closure was $6.0 million, a reduction from the $6.9 million at December 31, 2002 and the $8.4 at December 31, 2001. The reduction is due to significant expenditures since 2001 on site closure and reclamation totaling $8.4 million over three years. The liability for future income tax at December 31, 2003 was $82.2 million compared to $70.4 million as at December 31, 2002 ($9.4 million at December 31, 2001). This consists of approximately $60.0 million recorded in connection with the purchase price of Francisco in 2002 and $10.0 million related to the tax effect of the shares issued to former shareholders of Montana Gold Corp. in 2003 (also see “Capital Resources”). The balance in future income tax liabilities consists primarily of amounts recorded in connection with the purchase of the San Martin property as well as the result of tax-effecting the earnings from San Martin. The Company continues to have no long-term debt.

Capital Resources

During 2003 the Company paid $1.6 million to Chesapeake Gold Corp. and issued 2.2 million common shares of the Company valued at $20.7 million to former shareholders of Montana Gold Corp. upon filing of the technical report with the Toronto Stock Exchange establishing the reserves at Marlin, pursuant to the terms of the 2002 Plan of Arrangement with Francisco Gold Corp. In 2002, the Company sold 13.9 million common shares in a public offering resulting in proceeds to the Company of Cdn$175.7 million (US$111.7 million). Transaction costs associated with the offering were $1.1 million.

On July 16, 2002, the Company completed the acquisition by way of a plan of arrangement of Francisco Gold Corp. Francisco’s principal assets were the El Sauzal Project and the Marlin Project. The Company issued 25.8 million common shares valued at $124.5 million to the shareholders of Francisco under the terms of the plan of arrangement.

No dividends are planned to be declared or paid in 2004 as the Company’s cash is being used for the development activities at El Sauzal, Marlin and Marigold. No dividends were paid or declared in 2003, 2002 or 2001.

In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional funding could be obtained under favorable financial terms. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.

Capital Expenditures

The Company’s capital expenditures increased significantly to $77.8 million during 2003 as construction at the El Sauzal Project and the Marlin Project began and expansion at the

Glamis Gold Ltd. Annual Report 2003

Marigold Mine continued. Capital expenditures rose to $32.5 million during 2002, from $14.8 million in 2001, due primarily to the expansion at Marigold and the Francisco acquisition. Expenditures in 2001 focused on expansion at Marigold and San Martin.

Major capital expenditures during the fiscal year 2003 were as follows:

(in millions)
El Sauzal Project development and purchase of equipment	$43.8
Marlin Project development and purchase of equipment	16.1
Marigold Mine development and purchase of equipment	14.1
San Martin Mine development and purchase of equipment	3.5
Other	0.3

$77.8

Included in the above were $1.1 million and $2.6 million of exploration expenditures that were capitalized relating to expanded reserves at Marigold and Marlin, respectively.

Capital expenditures and funds for exploration in 2004 are estimated to be approximately $160.0 million. The primary capital expenditures are expected to be for plant, equipment and development of the El Sauzal Project ($70.0 million), equipment purchases and development at the Marlin Project ($61.6 million), equipment purchases and development for the Marigold Mine expansion ($20.3 million), and leach pad expansion and development at the San Martin Mine ($2.0 million). Exploration is planned primarily at the Marlin Project and Marigold, with additional work in Guatemala, Mexico and Honduras.

The Company believes that estimated cash flows from operations and current cash reserves will be sufficient to fund its anticipated 2004 expenditures.

HEDGING

At December 31, 2003, December 31, 2002 and at December 31, 2001, the Company had no ounces hedged.

COMMITMENTS AND CONTINGENCIES

In the course of its normal business, the Company incurs various contractual commitments and contingent liabilities. These are illustrated in the table below:

(amounts in millions of U.S. dollars)
Contractual	Less than			More than
Obligations	one year	1 - 3 years	4 - 5 years	5 years	Total
Operating leases	$0.5	$0.6	$0.5	—	$1.6
Minimum royalty payments	$0.6	$0.9	$0.6	$1.7	$3.8
Construction and equipment purchase contracts	$28.1	—	—	—	$28.1

	Less than			More than
Contingencies	one year	1 - 3 years	4 - 5 years	5 years	Total
Future site closure and reclamation costs(1)	$1.3	$1.1	$2.5	$15.1	$20.0

(1)	In the Company’s financial statements, $1.3 million of these obligations are included in current liabilities and $6.0 million in long-term liabilities. The Company has $9.5 million in certificates of deposit as collateral backing these obligations.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company has 200,000,000 shares of common stock authorized, of which 130,233,878 are outstanding as of March 1, 2004. The Company also has outstanding 4,015,500 stock options as of March 1, 2004, each of which is exercisable into one common share.

ENVIRONMENTAL, REGULATORY AND OTHER RISK FACTORS

Reclamation and Environmental

The Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts are conducted in accordance with detailed plans that have been reviewed

Glamis Gold Ltd. Annual Report 2003

and approved by the appropriate regulatory agencies. Whenever feasible, reclamation is conducted concurrently with mining operations.

Standard leaching techniques have been designed to comply with environmental requirements imposed by regulatory authorities. Due to the impervious qualities of the heap leach pad and the closed nature of the leaching system, the Company believes that its mining operations have no materially adverse effect on the environment. However, the Company cannot guarantee that such will not occur.

Tailings impoundments have been constructed at the Company’s Dee and Marigold mines. Milling operations have been suspended indefinitely at the Marigold Mine and significant work was performed in 2002 and 2003 to reclaim the tailings impoundment. The facility has been completely covered, with final contouring and re-seeding planned for 2004. At the Dee Mine, milling operations were completed early in 2001 and reclamation of the tailings impoundments are nearly complete. Tailings impoundments pose certain risks to the environment including the potential for groundwater contamination and wildlife mortalities. The Company operates all of its tailings facilities in substantial compliance with applicable rules and regulations. Tailings facilities will be reclaimed in accordance with state-approved reclamation plans.

Though the Company believes that its mining operations are in material compliance with all present health, safety and environmental rules and regulations, there is always some uncertainty associated with such due to the complexity and application of such rules and regulations. The Company does not anticipate that the cost of compliance with existing environmental laws and regulations will have a material impact on its earnings in the foreseeable future. However, possible future health, safety and environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company made no material capital expenditures for environmental control facilities during 2003, 2002 and 2001, except for expenditures for the leach pad construction at San Martin and Marigold mines. The Company estimates that it will spend approximately $8.0 million in this area during the year ending December 31, 2004 including leach pad construction at San Martin ($1.2 million) and Marigold (Company’s share -$2.8 million), the tailings system at El Sauzal ($3.0 million) and initial work on the tailings impoundment at Marlin ($1.0 million). At the corporate level, an Environmental Policy is in place to assure measurable standards for internal environmental audits for review by the Environment Committee of the Board of Directors. The Committee has been active and is satisfied the Company is complying with regulatory parameters.

As of December 31, 2003, the Company had in place $9.5 million in letters of credit ($7.1 million at December 31, 2002) backed by certificates of deposit, and $3.8 million in reclamation bonds ($3.8 million at December 31, 2002) issued as security for future reclamation costs.

Legal and Regulatory

Legislation has been introduced in prior sessions of the U.S. Congress to make significant revisions to the U.S. General Mining Law of 1872 that would affect the Company’s unpatented mining claims on federal lands, including a royalty on gold production. It cannot be predicted whether any of these proposals will become law. Any levy of the type proposed would only apply to unpatented federal lands and accordingly could adversely affect the profitability of portions of the gold production from the Marigold mine, and all production from the Imperial Project if it were to be developed.

Other Risk Factors

The Company’s mineral development and mining activities and profitability are subject to significant risks due to numerous factors outside of its control including, but not limited to, the price of gold, changes in the regulatory environment, various foreign exchange fluctuations and risks inherent in mining. Refer to the Company’s Annual Information Form for additional discussions of risk factors.

Because the Company has no production hedged, any sustained change in the price of gold over or under current levels will appreciably affect the Company’s general liquidity position and could substantially increase or decrease revenues, earnings and cash flow.

Acquisition of title to mineral properties in all jurisdictions where the Company operates is a very detailed and time-consuming process. Certain of the Company’s properties have not been surveyed and therefore, in accordance with the laws of the jurisdiction in which the properties are located, their existence and area could be in doubt. Although the Company has investigated title to all of its mineral properties, the Company cannot give any assurance that title to such properties will not be challenged or impugned. In addition, portions of the Company’s mineral reserves lie within unpatented mining claims in the United States. There is a risk that any of the Company’s unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to any mineral reserves contained within those mining claims.

Glamis Gold Ltd. Annual Report 2003

The Company prepares estimates of future gold production for its various operations. The Company’s production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, assumptions pertaining to ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, profitability, results of operations and financial condition.

The Company’s published figures for both mineral reserves and mineral resources are only estimates. The estimating of mineral reserves and mineral resources is a subjective process which depends in part on the quality of available data and the assumptions used and judgments made in interpreting such data. There is significant uncertainty in any reserve or resource estimate such that the actual deposits encountered and the economic viability of mining the deposits may differ materially from the Company’s estimates.

Gold exploration is highly speculative in nature. Success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. Due to these and other factors, no assurance can be given that the Company’s exploration programs will result in the discovery of new mineral reserves or resources.

The Company conducts mining, development and exploration activities in countries other than Canada and the United States. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries, which include, among others, invalidation of governmental orders or permits, corruption, uncertain political and economic environments, terrorist actions, arbitrary changes in laws or policies, the opposition of mining from environmental or other nongovernmental organizations and limitations on foreign ownership or the export of gold. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, any or all of which could have a material and adverse effect on the Company’s profitability or the viability of its foreign operations.

The Company’s mining operations are subject to health, safety and environmental legislation and regulations, changes in which could cause additional expenses, capital expenditures, restrictions and delays in the Company’s activities, the extent of which cannot be predicted.

The Company also invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, the Company believes that any impact of an interest rate change would not be material.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 to its consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and amortization of property, plant and equipment and mine development costs, and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities.

The Company records the cost of mining ore stacked on its leach pads as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to

Glamis Gold Ltd. Annual Report 2003

reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. To December 31, 2003, these costs have been accrued on a unit-of-production basis as gold is recovered and sold, based on the estimated amount of mineral reserves expected to be recovered from each location, with the aggregate amount accrued being reflected as a liability on the Company’s consolidated balance sheet. If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to increase the reserve for site closure and reclamation costs, increase the amount of future reclamation expense per ounce, or both, all of which would reduce the Company’s earnings and net assets.

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Subsequent to the date of their evaluation, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd. Annual Report 2003

Management’s Responsibility

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

C. Kevin McArthur	Cheryl S. Maher
President and	Vice President Finance,
Chief Executive Officer	Chief Financial Officer
February 6, 2004	February 6, 2004

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Glamis Gold Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Chartered Accountants
Vancouver, Canada
February 6, 2004

Glamis Gold Ltd. Annual Report 2003

Consolidated Balance Sheets

(Expressed in millions of United States dollars)

December 31, 2003 and 2002

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$126.1	$160.0
Accounts and interest receivable	12.3	2.1
Taxes recoverable	—	1.1
Inventory (note 4)	16.7	16.6
Prepaid expenses and other	1.1	0.7

	156.2	180.5
Mineral property, plant and equipment (note 5)	361.1	285.0
Other assets (note 6)	13.3	9.0

	$530.6	$474.5

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$9.4	$8.3
Site closure and reclamation costs, current (notes 6 and 7)	1.3	2.4
Taxes payable	0.1	0.7

	10.8	11.4
Site closure and reclamation costs (notes 6 and 7)	6.0	6.9
Future income taxes (note 10)	82.2	70.4

	99.0	88.7
Shareholders’ equity:
Share capital (note 8):
Authorized:
200,000,000 common shares without par value
5,000,000 preferred shares, CDN$10 par value, issuable in Series
Issued and fully paid:
130,133,678 (2002 - 125,978,115) common shares	465.4	437.6
Contributed surplus	6.0	6.0
Deficit	(39.8)	(57.8)

	431.6	385.8

	$530.6	$474.5

Commitments and contingencies (notes 5, 6, 7 and 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director	Director

Glamis Gold Ltd. Annual Report 2003

Consolidated Statements of Operations

(Expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Revenue	$84.0	$80.8	$64.3
Costs and expenses:
Cost of sales	41.6	41.1	40.5
Depreciation and depletion	17.0	17.9	12.7
Site closure and reclamation (note 7)	1.3	1.4	(0.1)
Exploration	5.6	3.2	1.7
General and administrative	5.9	4.6	4.4

	71.4	68.2	59.2

Earnings from operations	12.6	12.6	5.1
Interest and other income (note 9)	4.4	2.3	1.1

Earnings before income taxes	17.0	14.9	6.2
Provision for (recovery of) income taxes (note 10):
Current	0.2	0.4	0.3
Future	(1.2)	0.8	1.1

	(1.0)	1.2	1.4

Net earnings for the year	$18.0	$13.7	$4.8

Earnings per share:
Basic	$0.14	$0.14	$0.07
Diluted	0.14	0.14	0.07
Weighted average common shares outstanding:
Basic	128,118,980	98,823,366	73,585,155
Diluted	129,738,017	100,390,248	74,374,926

     See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit

(Expressed in millions of United States dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Deficit, beginning of year	$(57.8)	$(71.5)	$(76.3)
Net earnings for the year	18.0	13.7	4.8

Deficit, end of year	$(39.8)	$(57.8)	$(71.5)

     See accompanying notes to consolidated financial statements

Glamis Gold Ltd. Annual Report 2003

     Consolidated Statements of Cash Flows

     (Expressed in millions of United States dollars)

     Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:
Net earnings for the year	$18.0	$13.7	$4.8
Non-cash items:
Depreciation and depletion	17.0	17.9	12.7
Accrual for site closure and reclamation	1.3	1.4	(0.1)
Future income taxes	(1.2)	0.8	1.1
Gain on sale of investments and property	(1.6)	—	—
Other non-cash adjustments	0.4	—	—

	33.9	33.8	18.5
Changes in non-cash operating working capital:
Accounts receivable	(4.5)	(1.0)	(0.4)
Taxes recoverable/payable	0.4	(0.2)	0.3
Inventory	(0.2)	(4.3)	(0.7)
Prepaid expenses and other	(0.4)	0.1	(0.3)
Accounts payable and accrued liabilities	1.1	2.4	(3.0)
Site closure and reclamation expenditures	(3.3)	(2.5)	(2.6)

Net cash provided by operating activities	27.0	28.3	11.8
Cash flows from (used in) investing activities:
Business acquisitions, net of cash acquired (note 3)	(1.6)	(6.1)	—
Purchase of mineral property, plant and equipment, net of disposals	(72.0)	(24.7)	(14.5)
Proceeds from sale of investments and mineral property	6.8	0.5	0.1
Purchase of other assets, net of disposals	(1.2)	(2.2)	(0.6)

Cash used in investing activities	(68.0)	(32.5)	(15.0)
Cash flows from financing activities:
Proceeds from issuance of common shares	7.1	118.3	35.8

Cash provided by financing activities	7.1	118.3	35.8

Increase (decrease) in cash and cash equivalents	(33.9)	114.1	32.6
Cash and cash equivalents, beginning of year	160.0	45.9	13.3

Cash and cash equivalents, end of year	$126.1	$160.0	$45.9

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
Interest	$(2.8)	$(0.9)	$(0.7)
Taxes	(3.6)	0.7	(0.4)

Non-cash financing and investing activities (notes 3 and 11)

See accompanying notes to consolidated financial statements.

Glamis Gold Ltd. Annual Report 2003

Notes to Consolidated Financial Statements

(Tables expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

1.	Nature of operations:

The Company and its wholly owned subsidiaries are engaged in the exploration, development and extraction of precious metals principally in the States of California and Nevada in the United States of America, and in Honduras, Mexico and Guatemala.

2.	Significant accounting policies:

(a)	Generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with those generally accepted in the United States, except as explained in note 15.

(b)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries and its proportionate share of the accounts of joint ventures in which the Company has an interest. All material intercompany transactions and balances have been eliminated.

(c)	Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

(d)	Inventory:

(i)	Finished goods inventory is metals available for sale and is stated at the lower of cost and net realizable value.

(ii)	Work-in-progress inventory, which consists of ore on leach pads, is valued at the lower of average production cost and net realizable value. Production costs relate to the cost of placing the ore on the leach pad and include direct mining, crushing, agglomerating and conveying costs, as applicable, for the different mine operations. These costs are charged to operations and included in cost of sales on the basis of ounces of gold recovered. Based upon actual gold recoveries and operating plans, the Company continuously evaluates and refines estimates used in determining the costs charged to operations and the carrying value of costs associated with the ore on the leach pads.

(iii)	Supplies and spare parts inventory is stated at the lower of average cost and replacement cost.

   (e)   Mineral property, plant and equipment:

(i)	Mineral property acquisition and mine development costs:

The Company holds interests in mineral properties in various forms, including fee lands, patented or unpatented mining claims, prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. All of the interests are capitalized as mineral property acquisition costs (note 5).

(A)	Property acquisition and mine development costs are recorded at cost and amortized by the unit-of-production method based on estimated recoverable reserves. Pre-production expenditures and revenues are capitalized until the commencement of commercial production. If it is determined that the deferred costs related to a property are not recoverable over its productive life, the unrecoverable portion is charged to operations in the period such determination is made.

(B)	Mine development costs for current production are charged to operations as incurred. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are deferred and then amortized on a unit-of-production basis. General and administrative costs are expensed as incurred.

(C)	Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred. Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred. If a project is abandoned or it is determined that the deferred costs may not be recovered based on current economics or permitting considerations, the accumulated project costs are charged to operations in the period in which the determination is made.

Glamis Gold Ltd. Annual Report 2003

2.	Significant accounting policies (continued):

(e)	Mineral property, plant and equipment (continued):

(ii)	Plant and equipment:

Plant and equipment is stated at cost less accumulated depreciation. Leach pads are depreciated on a unit-of-production basis over estimated recoverable reserves expected to be processed from the leach pad. Mining equipment and other asset categories are depreciated using the straight-line method over their estimated useful lives. Estimated useful lives for mining equipment and major asset categories range from three to ten years. Replacements and major improvements are capitalized.

(f)	Site closure and reclamation costs:

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Company. A reserve for future site closure and mine reclamation costs has been established based upon the estimated costs to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties are accrued using the unit-of-production method. The effect of increases or decreases in estimated future costs resulting from amendments to reclamation standards by the regulatory authorities, changes to the extent of remediation required, experience gained by the Company and others on similar properties, or other factors, are reflected in earnings from properties currently in production, prospectively, commencing in the period the estimate is revised.

(g)	Revenue recognition:

Revenue is recognized when metal is delivered and title passes. Costs incurred or premium income received on forward sales or options contracts are recognized in revenue when the contracts expire or production is delivered. Changes in the fair value of the related asset or liability are recognized in earnings.

(h)	Stock-based compensation:

The Company has a stock option plan and a stock-based management incentive plan, both of which are described in note 8(b). Effective January 1, 2002, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, are accounted for using the fair value method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value method in note 8(b).

Prior to January 1, 2002, no compensation expense was recorded for the Company’s stock-based plans when the options or incentives were granted. Consideration paid by directors, officers and employees on exercise of stock options was credited to share capital. Any compensation liability under the stock-based management incentive plan was accrued as compensation expense.

(i)	Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(j)	Earnings per share:

Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding for the year. Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options, assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding.

(k)	Translation of foreign currencies:

The Company has subsidiaries and joint ventures in Canada, the United States, Honduras, Mexico and Guatemala. The primary currency of operations for the Company and its subsidiaries and joint ventures is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect on the transaction date or at an average rate. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the exchange rate in effect on the balance sheet date. Foreign currency gains and losses arising from translation of balances are included in the determination of net earnings for the period.

Glamis Gold Ltd. Annual Report 2003

2.	Significant accounting policies (continued):

(l)	Estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and environmental obligations, impairment of assets, useful lives for depreciation, depletion and amortization, measurement of work-in-process and finished goods inventory and valuation allowances for future tax assets. Actual results could differ from those estimates.

(m)	Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted for the current year.

3.	Business acquisition:

On July 16, 2002, the Company completed the acquisition, by way of a plan of arrangement, of Francisco Gold Corp. (“Francisco”), a Canadian public company. Francisco’s principal assets were the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in San Marcos, Guatemala.

Under the plan of arrangement, each issued Francisco share was exchanged for 1.55 common shares of the Company and one share in Chesapeake Gold Corp. (“Chesapeake”), a new exploration company formed by Francisco. In addition, prior to completion of the closing of the transaction, Francisco transferred to Chesapeake cash of CDN$1.50 per share for each issued share of Francisco (CDN$25.0 million), certain early stage Nicaraguan exploration assets and a 2% net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company retained a right to acquire a 5% stake in Chesapeake (based on its initial capitalization) through a three year share purchase warrant.

The Company issued 25.8 million common shares to the shareholders of Francisco under the terms of the plan of arrangement and issued 1,674,000 stock options to directors, officers and employees of Francisco exercisable at prices between CDN$3.07 and CDN$4.04 per share in exchange for their existing Francisco stock options. The Company has accounted for this acquisition using the purchase method, as follows:

Net assets acquired, at fair value:
Cash and cash equivalents	$1.4
Other current assets	0.2
Mineral properties	197.1

198.7
Accounts payable and accrued liabilities	(0.8)
Future income taxes	(60.0)

$137.9

Consideration given:
Issuance of 25,843,808 common shares of the Company	$124.5
Issuance of stock options	5.9
Transaction costs	7.5

$137.9

During the year ended December 31, 2003, the Company paid a further $1.6 million and issued a further 2.2 million common shares of the Company, at a price of CDN$13.50 per share, to the former owners of the Marlin project, pursuant to the plan of arrangement with Francisco. The $22.3 million additional consideration for the acquisition of Francisco was allocated as follows:

Mineral properties	$32.3
Future income taxes	(10.0)

$22.3

Glamis Gold Ltd. Annual Report 2003

4.	Inventory:

	2003	2002
Finished goods	$1.2	$0.6
Work-in-progress	12.2	13.3
Supplies and spare parts	3.3	2.7

	$16.7	$16.6

5.	Mineral property, plant and equipment:

	2003	2002
Producing properties, net	$70.6	$73.8
Non-producing properties, net	290.5	211.2

	$361.1	$285.0

(a)	Producing properties:

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation
2003	Equipment	costs	costs	Sub-total	& write-downs	Total
Rand, California	$34.6	$14.1	$25.2	$73.9	$(73.3)	$0.6
San Martin, Honduras	31.1	13.4	23.2	67.7	(28.8)	38.9
Marigold, Nevada	29.8	9.2	12.5	51.5	(20.7)	30.8
Other	0.9	—	—	0.9	(0.6)	0.3

Total	$96.4	$36.7	$60.9	$194.0	$(123.4)	$70.6

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation
2002	Equipment	costs	costs	Sub-total	& write-downs	Total
Rand, California	$53.5	$14.1	$25.2	$92.8	$(87.9)	$4.9
San Martin, Honduras	28.4	13.4	22.2	64.0	(19.2)	44.8
Marigold, Nevada	15.8	9.2	9.4	34.4	(10.3)	24.1
Other	0.7	—	—	0.7	(0.7)	—

Total	$98.4	$36.7	$56.8	$191.9	$(118.1)	$73.8

At December 31, 2003 and 2002, all of the Company’s producing properties are held 100%, except for the Marigold Mine, which is 66-2/3% owned. The Company’s producing properties are subject to royalties pursuant to the terms of the underlying acquisition, option or lease agreements, which range up to 7% of net smelter returns and provide for minimum payments which vary with the price of gold aggregating approximately $1.0 million per year.

(b)	Non-producing properties:

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation &
2003	Equipment	costs	costs	Sub-total	write-downs	Total
El Sauzal, Mexico	$22.6	$105.6	$26.5	$154.7	$(3.1)	$151.6
Marlin, Guatemala	7.8	123.1	8.0	138.9	(0.1)	138.8
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.1)	—
Glamis de Mexico	0.1	—	0.1	0.2	(0.1)	0.1

Total	$30.7	$240.0	$45.5	$316.2	$(25.7)	$290.5

Glamis Gold Ltd. Annual Report 2003

5.	Mineral property, plant and equipment (continued):

(b)	Non-producing properties (continued):

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation &
2002	Equipment	costs	costs	Sub-total	write-downs	Total
El Sauzal, Mexico	$0.3	$105.6	$1.9	$107.8	$—	$107.8
Marlin, Guatemala	1.2	90.9	—	92.1	—	92.1
Cerro San Pedro
(Glamis de Mexico)	0.1	7.4	3.7	11.2	—	11.2
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.0)	0.1

Total	$1.8	$215.2	$16.5	$233.5	$(22.3)	$211.2

(i)	El Sauzal Project:

The El Sauzal Project was acquired in 2002 (note 3) and is an advanced-stage gold property located in the state of Chihuahua, Mexico. The Company owns 100% of the project. A feasibility study on the project was completed prior to closing of the acquisition of Francisco, and based on that feasibility study, construction and engineering costs during 2004 are expected to be approximately $59.0 million.

(ii)	Marlin Project:

The Marlin Project was acquired in 2002 (note 3) and at the time, was an advanced-exploration-stage gold-silver property located in the state of San Marcos, Guatemala. The Company owns 100% of the project. During 2003, a feasibility study on the project was completed, and based on that feasibility study, construction and engineering costs during 2004 to 2006 are expected to be approximately $120 million.

(iii)	Cerro San Pedro Project:

The Cerro San Pedro Project was acquired in 2000 and is an advanced-stage gold-silver property located in the state of San Luis Potosi, Mexico. The Company completed its earn-in of a 50% interest in the project during 2001.

Effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. for proceeds of up to $18.0 million and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million in August 2003, and expects to receive $6.0 million in February 2004. A $2.5 million payment due on commencement of commercial production and another $2.5 million due twelve months thereafter and the royalty are considered contingent and have not been recognized in these consolidated financial statements. The Company recorded a gain on the sale of its interest in the project of $1.5 million during 2003.

(iv)	Imperial Project:

The Imperial Project consists of a 100% interest in certain unpatented mining claims located in eastern Imperial County in the State of California. Gold production will be subject to a net smelter return royalty of 1-1/2%. Due to the U.S. Department of Interior decision to formally deny the operating permit for the Imperial Project on January 16, 2001, the $14.3 million of deferred costs on the project were written down at December 31, 2000. In November 2001, the denial of the project was formally vacated by the Department of the Interior. In 2002 the Company recommenced the permitting process for the Imperial Project. In this connection, the Bureau of Land Management (“BLM”) completed a validity examination of the unpatented mining claims comprising the project, and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. These actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The Notice alleges that the Company’s property rights comprising its Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre-and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or what the ultimate resolution may be.

Glamis Gold Ltd. Annual Report 2003

5.	Mineral property, plant and equipment (continued):

(b)	Non-producing properties (continued):

(v)	Cerro Blanco Project:

The Cerro Blanco Project is an advanced-stage gold property consisting of a 100% interest in one granted concession and eight concession applications in the state of Jutiapa, Guatemala. Based on economic conditions at the time and uncertainty over the recoverability of the deferred costs, the Company wrote-down the costs to a nominal amount in 2000. Exploration work is continuing on the project.

(c)	Interests in joint ventures:

The Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro Project (to the date of disposition) are reflected in these consolidated financial statements on a proportionate basis. The Company’s share of the joint ventures’ assets, liabilities, revenues and expenses included in the consolidated financial statements are as follows:

	2003	2002
Current assets	$9.9	$5.4
Non-current assets	30.3	31.1

	$40.2	$36.5

Current liabilities	$2.6	$2.9
Non-current liabilities	4.3	3.9

	$6.9	$6.8

	2003	2002	2001
Revenue from production	$35.2	$17.6	$15.3
Expenses	24.4	14.7	12.6

Earnings from operations	$10.8	$2.9	$2.7

Cash provided by operations	$17.4	$7.2	$5.0
Cash used in investing activities	$(14.1)	$(18.2)	$(5.0)

6.	Other assets:

	2003	2002
Restricted deposits (a)	$9.5	$8.2
Future income tax assets (note 10)	3.0	—
Sales taxes recoverable	0.8	0.4
Deferred financing costs	—	0.4

	$13.3	$9.0

(a)	Restricted deposits:

The Company provides financial guarantees to regulatory authorities as security for future site closure and reclamation costs for the Company’s operations (see note 7). As at December 31, 2003, the Company had $3.8 million in reclamation bonds outstanding (2002 — $3.8 million), for which the Company has provided collateral in the form of certificates of deposit totaling $1.1 million (2002 — $1.1 million). Additional letters of credit issued as security are collateralized with certificates of deposit totaling $8.4 million (2002 — $7.1 million) that earn interest at fixed rates between 1.02% and 1.04% (2002 — 1.28% and 1.88%). Fees on the bonds and letters of credit range from 0.5% to 1% (2002 — 1%).

Glamis Gold Ltd. Annual Report 2003

7.	Site closure and reclamation:

	2003	2002	2001
Balance, beginning of year	$9.3	$10.4	$13.1
Accrual for site closure and reclamation	1.3	1.4	1.2
Reversal of overaccrued provision	—	—	(1.3)
Site closure and reclamation expenditures	(3.3)	(2.5)	(2.6)

Balance, end of year	$7.3	$9.3	$10.4

Allocated between:
Current portion	$1.3	$2.4	$2.0
Non-current portion	6.0	6.9	8.4

	$7.3	$9.3	$10.4

The Company’s operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

8.	Share capital:

(a)	Issued and fully paid:

	Number of shares	Amount
Balance as at December 31, 2000	70,097,382	$159.0
Issued during the year:
For cash consideration under the terms of directors’ and employees’ stock options	1,686,080	2.6
For cash consideration of CDN$5.00 per share pursuant to an underwriting agreement dated October 10, 2001	11,500,000	33.2

Balance as at December 31, 2001	83,283,462	194.8
Issued during the year:
Upon acquisition of Francisco (note 3)	25,843,808	124.5
For cash consideration on exercise of share purchase warrants	300,000	0.6
For cash consideration under the terms of directors’ and employees’ stock options	2,690,095	7.1
For cash consideration of CDN$13.15 per share pursuant to an underwriting agreement dated November 13, 2002	13,915,000	110.6
Shares cancelled due to previous reorganization	(54,250)	—

Balance as at December 31, 2002	125,978,115	437.6
Issued during the year:
For cash consideration under the terms of directors’ and employees’ stock options	1,839,550	6.9
To former Montana Gold Corp. shareholders under the terms of the Plan of Arrangement with Francisco Gold Corp. (note 3)	2,247,486	20.7
Shares issued due to previous reorganization	68,527	0.2

Balance as at December 31, 2003	130,133,678	$465.4

Glamis Gold Ltd. Annual Report 2003

8.	Share capital (continued):

(b)	Stock options and stock-based management incentive plan:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 5.5 million common shares. The exercise price of each option equals the trading price for the common shares on the Toronto Stock Exchange before the date of the grant. Options have a maximum term of five years and, subject to certain specific exceptions, terminate one year following the termination of the optionee’s employment. Once approved and vested, options are exercisable at any time.

The continuity of directors’ and employees’ stock options is as follows:

	2003		2002		2001
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise price	Number of	exercise price	Number of	exercise price
	options	(CDN$)	options	(CDN$)	options	(CDN$)
Outstanding, beginning of year	4,720,250	$6.76	3,279,115	$3.78	5,141,945	$3.30
Granted during the year	1,220,000	$21.92	2,462,700	10.30	470,000	3.89
Issued on conversion of Francisco employees’ and directors’ stock options (note 3)	—	—	1,674,000	3.24	—	—
Exercised during the year	(1,839,550)	5.21	(2,690,095)	2.66	(1,686,080)	2.38
Cancelled during the year	—	—	(5,470)	5.89	(646,750)	3.70

Outstanding, end of year	4,100,700	$11.95	4,720,250	$6.76	3,279,115	$3.78

Exercisable	4,100,700	$11.95	4,558,900	$6.57	3,109,115	$3.81

Details of stock options outstanding as at December 31, 2003 are as follows:

			Weighted average
Range of exercise		Weighted average	exercise price
prices (CDN$)	Number outstanding	remaining life	(CDN$)
$2.18 - $3.07	955,300	1.2	$2.98
$4.04 - $5.60	100,000	2.8	5.60
$7.38 - $7.44	835,000	3.2	7.38
$10.50 - $13.09	1,004,400	3.8	12.87
$16.56 - $19.03	153,000	4.6	17.63
$21.00 - $23.00	1,053,000	4.9	22.61

	4,100,700	3.4	$11.95

No compensation cost is recorded in these financial statements for stock options granted to employees. If the fair value method had been used to determine compensation cost for all stock options granted to employees on or after January 1, 2002, that vested in the period, the Company’s net earnings and earnings per share would have been as follows:

		Fair value of
		options granted
	As reported	and vested	Pro-forma
Year ended December 31, 2003:
Net earnings	$18.0	$7.91	$10.1
Basic earnings per common share	$0.14		$0.08
Diluted earnings per common share	$0.14		$0.08

Year ended December 31, 2002:
Net earnings	$13.7	$5.21	$8.5
Basic earnings per common share	$0.14		$0.09
Diluted earnings per common share	$0.14		$0.08

Glamis Gold Ltd. Annual Report 2003

8.	Share capital (continued):

(b)	Stock options and stock-based management incentive plan (continued):

The fair value of stock options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	3.34%	3.69%
Annual dividends	—	—
Expected stock price volatility	55%	50%
Expected life	2.5 years	2.5 years
Weighted average fair value of options granted	$6.12	$4.00

The above calculations of the fair values of options granted and vested and pro forma amounts do not include the effect of options granted prior to January 1, 2002.

The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in cash. As at December 31, 2003 and 2002, there were no share appreciation rights outstanding. Total expense incurred by the Company in 2003 upon exercise of stock appreciation rights was nil (2002 - $0.1 million; 2001 - $0.8 million).

9.	Interest and other income:

	2003	2002	2001
Interest	$2.8	$0.9	$1.5
Gain on sales of mineral property, plant and equipment (note 5(b)(iii))	1.5	—	0.5
Foreign exchange gain (loss)	(0.4)	0.8	(0.1)
Other income (expense)	0.5	0.6	(0.8)

	$4.4	$2.3	$1.1

10.	Income taxes:

The provision for income taxes differs from the Canadian federal and British Columbia provincial statutory rate as follows:

	2003		2002		2001
	Amount	Rate	Amount	Rate	Amount	Rate
Income tax expense (benefit) computed at statutory rates	$6.4	37.6%	$5.9	39.6%	$2.8	44.6%
Foreign tax rates different from statutory rate	(1.8)	(10.3)	(2.8)	(18.8)	(1.9)	(30.1)
Change in valuation allowance	(4.5)	(26.5)	(1.8)	(12.2)	2.6	40.4
Other	(1.1)	(6.4)	(0.1)	(0.4)	(2.1)	(33.3)

	$(1.0)	(5.6)%	$1.2	8.2%	$1.4	21.6%

Glamis Gold Ltd. Annual Report 2003

10.	Income taxes (continued):

(a)	Future income tax assets and liabilities:

The significant components of the Company’s future income tax assets and liabilities at December 31, 2003 and 2002 are as follows:

		2003	2002
Future income tax assets:
U.S. and Canada:	Mineral property, plant and equipment	$5.2	$8.3
	Reclamation and other liabilities not currently deductible for tax	0.7	1.1
	Losses carried forward and alternative minimum tax credits	9.3	7.1
Mexico:	Mineral property, plant and equipment	—	1.5
	Losses carried forward	5.9	5.5
Guatemala:	Mineral property, plant and equipment	0.7	0.7
	Losses carried forward	2.2	1.3

Total future income tax assets		24.0	25.5
Valuation allowance		(21.0)	(25.5)

Future income tax assets, net of allowance		$3.0	$—
Future income tax liabilities:
U.S. and Canada:	Mineral property, plant and equipment	2.4	2.4
Honduras:	Mineral property, plant and equipment	9.6	7.8
Mexico:	Mineral property, plant and equipment	30.2	30.5
Guatemala:	Mineral property, plant and equipment	40.0	29.7

Total future income tax liabilities		82.2	70.4

Net future income tax liabilities		$79.2	$70.4

Allocated between:
Future income tax assets (note 6)		$(3.0)	$—
Future income tax liabilities		82.2	70.4

Total future income tax liabilities		$79.2	$70.4

(b)	Potential future tax benefits:

At December 31, 2003, the Company has Canadian losses and tax pools of approximately $24.0 million, United States operating losses of approximately $17.0 million, Honduran tax deductions of approximately $5.0 million, Mexican operating losses of approximately $46.0 million, and Guatemalan tax deductions of approximately $9.0 million, which may be carried forward and used to reduce certain taxable income in future years. The Canadian tax pools are without expiry, and the Canadian, U.S. and Mexican losses and the Honduran and Guatemalan deductions expire at various dates prior to 2023. Except for the Honduran tax deductions, and certain losses carried forward in the United States, the future income tax assets related to these items have been offset by a valuation allowance.

(c)	Future income taxes:

For 2003 and 2002, the future income tax expense was due primarily to tax-effecting the earnings from the San Martin Mine resulting in future income tax expense of $1.8 million (2002 - $0.8 million). In 2003, the valuation allowance related to United States tax losses was reduced, resulting in a recovery of $3.0 million. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income in the future during the periods in which those temporary differences become deductible or expire. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Glamis Gold Ltd. Annual Report 2003

11.	Non-cash investing activities:

During the years ended December 31, 2003 and 2002, the Company issued common shares and options pursuant to the agreement to acquire all the issued and outstanding shares of Francisco (note 3) for non-cash consideration as follows:

	2003	2002	2001
Consideration paid through the issuance of common shares	$20.7	$124.5	$—
Consideration paid through the issuance of stock options (credited to contributed surplus)	—	5.9	—

	$20.7	$130.4	$—

12.	Financial instruments and financial risk management:

(a)	Hedging:

In order to protect against the impact of declining gold prices, the Company has a policy that enables it to enter into forward sales and option contracts to effectively provide a minimum price for a portion of inventory and future production. Contracted prices on forward sales and options are recognized in revenues as designated production is delivered to meet commitments.

As at December 31, 2003, 2002 and 2001, the Company had no forward sales or option contracts outstanding.

(b)	Carrying value and fair value of financial instruments:

The Company’s financial instruments consist of cash equivalents, accounts and interest receivable, taxes recoverable/payable and accounts payable and accrued liabilities, the carrying amounts of which approximate their fair values due to the short term to maturity of such instruments.

(c)	Credit risk:

The Company monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

(d)	Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico, Guatemala and Canada. The Company monitors this exposure, but had no hedge positions at December 31, 2003, 2002 and 2001.

13.	Segmented information:

The Company’s operating segments, based on the way management organizes and manages its business, are by significant mineral property (note 5) as noted below. The accounting policies of all segments are consistent with those outlined in note 2 - significant accounting policies.

		San		El
2003	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total
Revenue	$12.1	$36.7	$35.2	$—	$—	$—	$84.0
Cost of sales	8.1	17.4	16.1	—	—	—	41.6
Depreciation and depletion	1.3	9.2	6.5	—	—	—	17.0
Site closure and reclamation	0.6	0.2	0.4	—	—	0.1	1.3
Other operating expenses	—	0.2	1.4	—	3.0	6.9	11.5

Earnings (loss) from operations	2.1	9.7	10.8	—	(3.0)	(7.0)	12.6
Other income (loss)	0.2	(0.6)	0.1	—	—	4.7	4.4

Earnings (loss) before taxes	$2.3	$9.1	$10.9	$—	$(3.0)	$(2.3)	$17.0

Cash from operating activities (1)	$4.2	$18.5	$17.8	$—	$(3.0)	$(3.6)	$33.9

Capital expenditures	$—	$3.5	$14.1	$43.8	$16.1	$0.3	$77.8

Total assets	$5.5	$52.9	$48.1	$155.9	$139.5	$128.6	$530.6

Glamis Gold Ltd. Annual Report 2003

13.	Segmented information (continued):

		San		El
2002	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total
Revenue	$21.5	$41.7	$17.6	$—	$—	$—	$80.8
Cost of sales	17.0	14.3	9.8	—	—	—	41.1
Depreciation and depletion	2.3	11.6	3.9	—	—	0.1	17.9
Site closure and reclamation	0.3	0.7	0.4	—	—	—	1.4
Other operating expenses	—	0.4	0.5	—	0.5	6.4	7.8

Earnings (loss) from operations	1.9	14.7	3.0	—	(0.5)	(6.5)	12.6
Other income (loss)	—	(0.3)	0.1	—	—	2.5	2.3

Earnings (loss) before taxes	$1.9	$14.4	$3.1	—	$(0.5)	$(4.0)	$14.9

Cash from operating activities (1)	$4.5	$26.7	$7.4	—	$(0.5)	$(4.3)	$33.8

Capital expenditures	$—	$4.2	$17.7	$1.9	$0.7	$8.0	$32.5

Total assets	$16.9	$58.1	$33.0	$108.3	$92.8	$165.4	$474.5

		San
2001	Rand	Martin	Marigold	Other	Total
Revenue	$17.3	$30.3	$16.1	$0.6	$64.3
Cost of sales	16.5	13.4	10.6	—	40.5
Depreciation and depletion	2.8	4.5	1.9	3.5	12.7
Site closure and reclamation	0.4	0.2	0.3	(1.0)	(0.1)
Other operating expenses	—	0.6	0.3	5.2	6.1

Earnings (loss) from operations	(2.4)	11.6	3.0	(7.1)	5.1
Other income (loss)	—	—	—	1.1	1.1

Earnings (loss) before taxes	$(2.4)	$11.6	$3.0	$(6.0)	$6.2

Cash from operating activities (1)	$0.8	$16.3	$5.2	$(3.8)	$18.5

Capital expenditures	$4.1	$5.4	$3.4	$1.6	$14.5

Total assets	$16.8	$71.6	$15.8	$44.5	$148.7

(1) Before non-cash operating working capital changes and site closure and reclamation expenditures.

14.	Commitments and contingencies:

(a)	Operating leases:

The Company has entered into operating leases for office premises and equipment that provide for minimum annual lease payments totaling up to $0.5 million per year for the next five years.

(b)	Capital expenditures:

At December 31, 2003, the Company had committed to contracts for equipment totaling $12.1 million (Company’s share — $8.1 million) to be used in the expansion at the Marigold Mine. Contracts for $18.5 million relating to engineering and construction at El Sauzal, $1.3 million for construction at San Martin, and $0.2 for services at Marlin had also been committed to.

(c)	Legal claims:

At December 31, 2003, the Company’s mine in Honduras was the subject of legal claims associated with the permitting, construction, underlying property agreements and operation of the mine. Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.

Glamis Gold Ltd. Annual Report 2003

15.	Differences between Canadian and United States generally accepted accounting principles:

Accounting practices under Canadian and United States generally accepted accounting principles, as they affect the Company, are substantially the same, except for the following:

(a)	Accounting for income taxes:

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to Canadian accounting principles. However, as a result of the method the Company elected to adopt this Canadian standard in 2000, a difference arises effective January 1, 2000 between Canadian accounting principles and United States accounting principles. Canadian accounting principles allowed the Company to charge opening deficit with the $6.7 million additional future income tax liability required to be recognized on adoption of the new Canadian standard. Under United States accounting principles, this charge would have been recorded as an increase to the San Martin and Cerro Blanco mineral properties at the time of the business acquisition (the carrying value of the Cerro Blanco mineral property was subsequently written off).

As a result, under United States accounting principles, at December 31, 2003, mineral property, plant and equipment for the San Martin Mine would be increased by $2.5 million (2002 - $3.0 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for 2003 by $0.5 million (2002 - $ 0.8 million; 2001 - $0.7 million).

(b)	Stock based compensation:

Under United States accounting principles, stock-based compensation is accounted for based on a fair value methodology, although the effects may be disclosed in the notes to the financial statements rather than in the statement of operations, which the Company has elected to do. The method is comparable to Canadian accounting principles adopted in 2002. However, as a result of Canadian accounting principles not requiring retroactive application, details of the fair value of options granted and vested during 2001 are required to be disclosed for United States regulatory purposes. Accordingly, the fair value of stock options granted to directors, officers and employees during 2001 was estimated to be $0.6 million, of which $0.2 million would have been recognized in 2002 and $0.4 million in 2001.

Fair value has been estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	3.34%	3.69%	4.3%
Annual dividends	—	—	—
Expected stock price volatility	55%	50%	72%
Expected life	2.5 years	2.5 years	2.5 years

Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company’s earnings for the year, under United States accounting principles, would have changed to the pro forma amounts indicated below:

	2003	2002	2001
Earnings for the year:
Under United States accounting principles	$20.6	$12.9	$4.1
Compensation expense based on fair value of options granted and vested	7.9	5.4	0.4

Pro forma earnings for the year	$12.7	$7.5	$3.7

Pro forma earnings per share	$0.10	$0.08	$0.05

Effective January 1, 2004, the Company is adopting the amended Canadian accounting standard for stock-based compensation which will require the use of the fair value method to calculate all stock-based compensation associated with granting stock options.

For purposes of the reconciliation to United States accounting principles, the Company plans to adopt Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, which are similar to the new amended Canadian standards, in fiscal 2004. Accordingly, adoption of these new Canadian and U.S. standards is not expected to result in a significant difference.

Glamis Gold Ltd. Annual Report 2003

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(c)	Accounting for interests in joint ventures:

Under United States accounting principles, interests in joint ventures are generally required to either be consolidated or accounted for by the equity method. However, interests in unincorporated joint ventures in the natural resource industry may be accounted for by proportionate consolidation, as under Canadian accounting principles. As the Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro (to the date of disposition), are held through unincorporated joint ventures, there is no difference between United States and Canadian accounting principles.

(d)	Long-lived assets:

(i)	Mining interests:

Under United States accounting principles, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7. Under United States accounting principles, costs associated with owned mineral claims and mining leases are classified as indefinite life intangible assets and amortized over the period of intended use or until proven and probable reserves are established, at which point amortization is provided on the unit-of-production basis. These assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Under Canadian accounting principles, the unit of production basis of amortization is acceptable prior to the establishment of proven and probable reserves resulting in no amortization during the exploration and development phase.

Under United States accounting principles, costs associated with rights, licenses, concessions and options to acquire mineral claims and mining leases are regarded as having a finite life expiring over the term of the option agreement and are not a component of the acquisition cost. Under Canadian accounting principles, the option payments are regarded as part of the acquisition cost and are deferred until the option is exercised when they are reclassified depending on the ownership position acquired or charged to operations, if the option is not exercised.

United States accounting principles requires exploration expenditures on mineral properties prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Under Canadian accounting principles, these costs may be deferred.

In the Company’s case, application of U.S. accounting principles does not result in a material difference in these financial statements.

(ii)	Impairment:

Under Canadian and U.S. accounting principles, the Company assesses impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, under Canadian accounting principles, the impairment would be measured as the difference between the carrying value and the recoverable amount. U.S. accounting principles require that the impairment be measured by the amount by which the carrying amount of the asset exceeds its fair value.

For the Company, no material measurement differences result from this difference in accounting principles. Effective January 1, 2004, Canadian accounting standards will be substantially the same as in the U.S. with respect to measurement of impairment of long- lived assets.

(e)	Accounting for asset retirement obligations:

Canadian accounting principles require the Company make an estimation of future site closure and reclamation costs based on undiscounted future cash outflows. These estimated total costs are accrued and charged to the statement of operations over the life of the mine using the unit-of-production method. Until December 31, 2002, United States accounting principles for asset retirement obligations were comparable to Canadian accounting principles.

Effective January 1, 2003, United States accounting principles require the adoption of Statement of Financial Accounting Standards 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”) which applies to legal obligations associated with the retirement of a long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

Under the new standard, the Company is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made. Upon initial recognition of the liability, the Company capitalizes an asset retirement cost by increasing the carrying amount of the related long-lived asset. This asset retirement cost will be depreciated over the life of the related asset using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement (additional asset retirement cost).

Glamis Gold Ltd. Annual Report 2003

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(e)	Accounting for asset retirement obligations (continued):

Under United States accounting principles, on January 1, 2003, the Company would have recorded a gain of $2.8 million as the cumulative effect of the change in accounting principles, a net increase of $3.3 million to mineral property, plant and equipment, a reduction of the reserve for site closure and reclamation costs of $0.2 million and an increase in future income tax liability of $0.7 million to reflect the effect of this change in the method of accounting for asset retirement obligations compared to the amounts previously recorded in the Company’s financial statements prepared under Canadian and United States accounting principles.

For the year ended December 31, 2003, under United States accounting principles, the Company would have recorded a net increase of $1.2 million in the reserve for site closure and reclamation costs for the estimated present value of reclamation liabilities and accretion, a net increase of $0.2 million to mineral property, plant and equipment as additions for asset retirement costs less depreciation, an increase of $0.6 million to depreciation and depletion expense, an increase in accretion expense of $0.4 million and a reduction in the accrual for site closure and reclamation costs of $1.3 million.

The continuity of the reserve for site closure and reclamation costs under United States accounting principles for the year ended December 31, 2003 would be as follows:

Balance, beginning of year	$9.3
Impact of adoption of SFAS No. 143	(0.2)
Liabilities incurred in the current year	0.8
Site closure and reclamation costs incurred	(3.3)
Accretion expense	0.4

Balance, end of year	$7.0

Effective January 1, 2004, the Company is adopting the new Canadian accounting standard for asset retirement obligations, which is substantively the same as SFAS 143. On adoption of the Canadian standard, the amount of the adjustment to site closure and reclamation costs will be measured retroactively and recognized on January 1, 2004. Accordingly, the above difference between Canadian and United States accounting principles will be eliminated for 2004 and future periods.

(f)	Accounting for costs associated with exit or disposal activities:

Effective for the Company’s 2003 fiscal year, United States accounting principles require an enterprise to record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. The new standard requires disclosure about exit and disposal activities, the related costs, and changes in those costs in the notes to the financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed.

Adoption of this new accounting principle had no material effect on these financial statements.

(g)	Comprehensive income:

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet.

Under United States accounting principles, other comprehensive income for the year ended December 31, 2003, which consists of changes in the unrealized holding gains on investments held, would be a loss of nil (2002 - $0.2 million; 2001 — $0.1 million).

(h)	Supplemental disclosures for business acquisitions:

United States accounting principles require that for the period in which a material business combination is completed, the notes to the financial statements of the combined entity disclose certain supplemental information, which may be unaudited, on a pro forma basis. In the Company’s case, if the acquisition of Francisco completed during 2002 had been completed at January 1, 2002, for purposes of the 2002 pro forma operating results, and at January 1, 2001, for purposes of the 2001 pro forma operating results, the Company’s operating results would have been as follows:

Glamis Gold Ltd. Annual Report 2003

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(h)	Supplemental disclosures for business acquisitions (continued):

	2002	2001
	(unaudited)
Pro forma revenues	$80.8	$64.3
Pro forma earnings for the year	12.1	4.0
Pro forma earnings per share	0.11	0.04

(i)	Recent accounting pronouncements:

(i)	Guarantees:

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others”, an interpretation of FASB Statement No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation sets out the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosures are effective for periods ending after December 15, 2002 and apply to guarantees issued or modified after the date of adoption. As the Company had no guarantees as of January 1, 2003 and did not issue any new guarantees during the year ended December 31, 2003, there would be no impact on the consolidated financial statements from adopting the provisions of this interpretation.

(ii)	Variable interest entities:

During 2003, FASB issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities (including those referred to as “Special-Purpose Entities”). The provisions of this interpretation, as revised, would be effective for the Company in the three month period ending March 31, 2004. As the Company does not currently hold interests in variable interest entities, adoption of the provisions of this Interpretation are not expected to impact the consolidated financial statements.

A reconciliation of net earnings for the year as shown in these consolidated financial statements to net earnings for the year in accordance with United States accounting principles, excluding the effects of accounting for stock options using the fair value method (note 15(b)), and to comprehensive income for the year using United States accounting principles, is as follows:

	2003	2002	2001
Net earnings for the year in these consolidated financial statements	$18.0	$13.7	$4.8
Adjustment for differences in accounting for income taxes	(0.5)	(0.8)	(0.7)
Cumulative effect of adjustment for differences in accounting for site closure and reclamation	2.8	—	—
Adjustment for differences in accounting for site closure and reclamation	0.3	—	—

Net earnings for the year using United States accounting principles	20.6	12.9	4.1
Other comprehensive income, net of tax:
Change in unrealized holding gains on investments	—	(0.2)	(0.1)

Comprehensive earnings for the year using United States accounting principles	$20.6	$12.7	$4.0

Basic earnings per share	$0.16	$0.13	$0.06

Diluted earnings per share	$0.16	$0.13	$0.06

Glamis Gold Ltd. Annual Report 2003

15.	Differences between Canadian and United States generally accepted accounting principles (continued):

(i)	Recent accounting pronouncements (continued):

Deficit under United States accounting principles would be as follows:

	2003	2002
Deficit in accordance with Canadian GAAP	$(39.8)	$(57.8)
Adjustment for differences in accounting for income taxes	2.5	3.0
Adjustment for differences in accounting for site closure and reclamation	3.1	—
Other	(0.5)	(0.5)

	$(34.7)	$(55.3)

In addition, mineral property, plant and equipment, reserve for site closure and reclamation costs, and future income tax liabilities at December 31, 2003 would be $366.6 million, $7.0 million and $82.9 million respectively under United States accounting principles.

END

Glamis Gold Ltd. Annual Report 2003

Officers and Directors

A. Dan Rovig 1,3
Chairman & Director

C. Kevin McArthur 2,4
President, Chief Executive Officer
& Director

Charles A. Jeannes
Senior Vice President Administration,
General Counsel & Secretary

James S. Voorhees
Vice President Operations
& Chief Operating Officer

Cheryl S. Maher
Vice President Finance,
Chief Financial Officer
& Treasurer

David L Hyatt
Vice President,
U.S. Operations

Steven L. Baumann
Vice President,
Central America

Michael A. Steeves
Vice President,
Investor Relations

Ian S. Davidson 1,2
Director

Jean Depatie 3,4
Director

P. Randy Reifel 2,4
Director

Kenneth F. Williamson 1,3
Director

COMMITTEES OF THE BOARD

1 - Audit Committee

2 - Corporate Governance Committee

3 - Compensation and Nominating Committee

4 - Environment Committee

Head Office 5190 Neil Road, Suite 310 Reno, Nevada USA 89502
Phone:	775-827-4600
Fax:	775-827-5044
Toll-free:	800-452-6472
email:	info@glamis.com
web:	www.glamis.com

San Martin Mine Minerales Entre Mares de Honduras General Manager, Eduardo Villacorta Operations Manager, William Humphrey Tegucigalpa, Honduras
Phone:	011-504-235-8531
Fax:	011-504-235-8504

Glamis Marigold Mining Company General Manager, David S. Cook Valmy, Nevada
Phone:	775-635-2317
Fax:	775-635-2455

El Sauzal Project Project Director, Tim Haldane General Manager, Art B. Champeny Los Mochis, Mexico
Phone:	52-668-817-2665
Fax:	52-668-815-7363

Marlin Project Project Director, Tim Miller General Manager, Milton Saravia Guatemala City, Guatemala
Phone:	502-385-6648
Fax:	502-385-6657

Auditors
KPMG LLP
Vancouver, BC, Canada

Legal Counsel
Lang Michener
Vancouver, BC, Canada

Woodburn and Wedge
Reno, Nevada

2003 Annual General Meeting
of Shareholders
The Annual General Meeting
of Glamis Gold Ltd. will take place
May 6, 2004 at 1:30 pm.
The Fairmont Royal York Hotel
100 Front Street
Toronto, Ontario, Canada
Shareholders are invited to attend.

Registrar & Transfer Agent Computershare Trust Company of Canada 510 Burrard Street Vancouver, BC, Canada V6C 3B9
Toll Free:	1-888-661-5566
Fax:	604-683-3694

C0-Registrar & Co-Transfer Agent Computershare Investor Services 350 Indiana Street, Suite 800 Golden, CO USA 80401
Phone:	303-262-0600
Fax:	303-262-0700

Investor Relations
For public and media inquiries, or copies of the
Company’s annual information form, annual
report or quarterly reports, please contact
Michael A. Steeves at 775-827-4600 ext. 3104,
or visit the Company’s website at
www.glamis.com

High and low quarterly stock prices:

NYSE

2003	High		Low
Q1	US$	12.98	US$	9.14
Q2		12.08		9.55
Q3		14.57		10.94
Q4		17.90		12.88

2002	High		Low
Q1	US$	5.49	US$	3.47
Q2		9.85		5.10
Q3		10.23		6.30
Q4		11.69		7.53

TSX

2003	High	Low
Q1	C$19.35	C$13.42
Q2	16.83	14.00
Q3	20.40	15.20
Q4	23.33	17.59

2002	High	Low
Q1	C$ 8.60	C$ 5.60
Q2	15.13	8.35
Q3	16.15	9.81
Q4	17.80	11.97

The Company’s filings with the U.S. Securities
and Exchange Commission can be accessed
through EDGAR at www.sec.gov

The Company’s filings with the Ontario
Securities Commission can be accessed on
SEDAR at www.sedar.com

Glamis Gold Ltd. 2003 Annual Report©
Design: Creative Spirit Communications Inc., Vancouver, B.C.